UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
  ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
EatCrateful, Inc.

Legal status of issuer

Form
Corporation

Jurisdiction of Incorporation/Organization
Delaware

Date of organization
September 21, 2017

Physical address of issuer
12665 Village Lane, #1532, Playa Vista, CA 90094

Current number of employees
8

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	603,401	625,232
Cash & Cash Equivalents	348,693	489,670
Accounts Receivable	48,181	41,514
Short-term Debt	130,098	92,739
Long-term Debt	0	0
Revenues/Sales	1,567,547	1,481,908
Cost of Goods Sold	215,186	248,542
Taxes Paid	23,263	1,600
Net Income	-59,190	2,912

August 11, 2026

FORM C-AR

EatCrateful, Inc.

This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by EatCrateful, Inc., a Delaware Corporation (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at http://www.cratefulcatering.com/ no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is August 11, 2026.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.
Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

EatCrateful, Inc. (the "Company") is a Delaware Corporation, formed on September 21, 2017.

The Company is located at 12665 Village Lane, #1532, Playa Vista, CA 90094.

The Company's website is http://www.cratefulcatering.com/.

The information available on or through our website is not a part of this Form C-AR.

The Business

Crateful has created a gourmet catering service which provides high end food, staff and event management services. The Company previously operated as a California LLC under the name Naturale LLC. Naturale LLC was formed on March 6th, 2015. In 2018, after the incorporation of EatCrateful Inc., the members of Naturale LLC converted their units to stock in EatCrateful Inc. and Naturale LLC became a wholly-owned subsidiary of EatCrateful Inc.

RISK FACTORS

Risks Related to the Company's Business and Industry

Our operations and revenue experience some seasonality in that the holiday months tend to have increased sales. Quarterly results may vary and are not necessarily an indication of future performance. The seasonality of the Company's revenue and operations could exacerbate fluctuations due to other factors, including costs of expansion, upgrades to systems and infrastructure, or changes in business or macroeconomic conditions.
We are subject to many U.S. federal and state laws and regulations, including those related to privacy, food safety, and law enforcement. These laws and regulations are constantly evolving and may be interpreted, applied, created, or amended, in a manner that could harm our business. The technology and use of the technology in our product may not be legislated, and it is uncertain whether different states will legislate around this technology, and, if they do, how they will do so. Violating existing or future regulatory orders or consent decrees could subject us to substantial monetary fines and other penalties that could negatively affect our financial condition and results of operations.

Crateful be may unable to maintain, promote, and grow its brand through marketing and communications strategies. It may prove difficult for the Company to establish itself as a well-known brand in the competitive catering space, and the product may be in a market where customers will not have brand loyalty.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience. Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

The development and commercialization of our products and services are highly competitive. We face competition with respect to any products and services that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved services and thus may be better equipped than us to develop and commercialize services. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our services will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products and services.

The Company’s expenses will significantly increase as they seek to execute their current business model and expand on client base. Although the Company estimates that it has enough runway until end of year, it will be ramping up cash burn to promote revenue growth and fund other Company operations after the raise.

The Company has raised several times previously. Because of that, the management team owns a smaller amount of the business than what is typical for a seed stage business.

Founders background. The management team may not come from a strong backgrounds in the food industry.

We have not prepared any audited financial statements. Therefore, you have no audited financial information regarding the Company’s capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

BUSINESS

Description of the Business

Crateful has created a gourmet catering service which provides high end food, staff and event management services. The Company previously operated as a California LLC under the name Naturale LLC. Naturale LLC was formed on March 6th, 2015. In 2018, after the incorporation of EatCrateful Inc., the members of Naturale LLC converted their units to stock in EatCrateful Inc. and Naturale LLC became a wholly-owned subsidiary of EatCrateful Inc.

Business Plan

Business Plan
In a world where 88% of shoppers want healthier food options and are ready to pay a premium for them, we felt it was important to create a brand anchored in wholesome, and truly delicious foods, served in the most impeccable way. Crateful offers a range of catering-related services, from packaged food to fully services high end dining experiences.

The Company's Products and/or Services
Crateful is fully prepared food, made and delivered daily and engineered to offer the best taste when reheated. We want to make dieting an easy-to-stick-to, joyful experience, while also catering to anyone who is simply interested in the convenience of healthy and delicious food.

Value Props
- Mostly organic, always high-quality ingredients and preparations.
- Locally sourced from farm wholesalers
- Made by award-winning chefs
- Professionally trained service staff.

Pricing Structure
Full-service catering ranges greatly between $18 per person (for cocktail reception appetizers for large events of over 100 guests) and $100 per person (for full dinner service).

Competition
The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known large competitors.

Customer Base
Our target customers are
- Corporations
- Event Planners
- Weddings

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Emanuele Ponzo

All positions and offices held with the Company and date such position(s) was held with start and ending dates

9/21/2017 - present: Chief Executive Officer and Director, EatCrateful Sales, Partnerships, Operations

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Emanuele Ponzo is an expert in start-up development with a proven track record of launching and scaling successful companies in the European food industry. He also serves as a Board Member of the Chamber of Commerce of Beverly Hills, where he contributes his expertise to support the local business community.

Education

Officers of the Company

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Emanuele Ponzo

All positions and offices held with the Company and date such position(s) was held with start and ending dates

9/21/2017 - present: Chief Executive Officer and Director, EatCrateful Sales, Partnerships, Operations

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Emanuele Ponzo is an expert in start-up development with a proven track record of launching and scaling successful companies in the European food industry. He also serves as a Board Member of the Chamber of Commerce of Beverly Hills, where he contributes his expertise to support the local business community.

Education

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 8 employees

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Common Stock
Amount outstanding	5,295,819
Voting Rights	Yes
Anti-Dilution Rights	No
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	
Other Material Terms or information.	Right to Receive Liquidation Distributions is junior to any issued preferred stock.

Type of security	Preferred Stock
Amount outstanding	0
Voting Rights	
Anti-Dilution Rights	
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	
Other Material Terms or information.	

Type of security	Options
Amount outstanding	449,669
Voting Rights	No
Anti-Dilution Rights	
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	
Other Material Terms or information.	

Type of security	Crowd Notes Convertible Notes
Amount outstanding	$260,000
Voting Rights	
Anti-Dilution Rights	
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	
Other Material Terms or information.	Convertible to Preferred Stock
Value of SAFE or Convertible Notes	

The Company has the following debt outstanding:

The total amount of outstanding debt of the company is $0.00.

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering

Ownership

A majority of the Company is owned by Emanuele Ponzo.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned
Emanuele Ponzo	31.0%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

The company experienced its first full year of recovery following the COVID-19 pandemic in 2022. We closed the year with strong financial results, allowing us to reposition the company in 2023 as a solid and established player in the catering industry. The post-pandemic environment, however, brought significant challenges. Many corporate decision-makers and venue managers had changed, requiring us not only to rebuild our operational team but also to re-establish our sales network, develop new partnerships, and reintroduce the company to an entirely new generation of clients and industry contacts. Rebuilding both our operations and our business development pipeline represented the two most significant challenges during this period. In 2023, we achieved higher gross revenue than in 2022. However, market conditions had normalized compared to the immediate post-COVID period, when demand was exceptionally high and pricing was considerably stronger. As competition increased and event volume stabilized, maintaining growth required a more strategic pricing approach, which resulted in lower profit margins. Despite these market changes, we successfully concluded 2023 with another profitable year. The catering industry faced a more volatile environment in 2024, with fluctuating demand throughout the year. Although the company continued to increase its gross revenue, we made significant investments in our new headquarters, which officially opened on January 1, 2025. Those investments, combined with the operational challenges associated with the expansion, resulted in a small net loss for the year. Throughout this entire period, the company maintained a strong financial position. We consistently preserved cash reserves of more than $200,000, providing the financial stability necessary to support our growth strategy.

Expand the business.

Liquidity and Capital Resources

On [DATE] the Company conducted an offering pursuant to Regulation CF and raised $[ ].

The Company does not have any additional sources of capital other than the proceeds from the Regulation CF Offering.

Capital Expenditures and Other Obligations

Material Changes and Other Information

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has the following transactions with related persons:

None.

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Emanuele Ponzo
(Signature)

Emanuele Ponzo
(Name)

CEO
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

Instructions.

1. The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2. The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

Exhibit A Financial Statements

EATCRATEFUL, INC.
CONSOLIDATED BALANCE SHEET - UNAUDITED
DECEMBER 31, 2024

ASSETS

CURRENT ASSETS		
Cash	$ 348,693	
Accounts receivable	48,181	
Employee advances	33,864	
Prepaid expenses	85,628	
TOTAL CURRENT ASSETS		$ 516,366
PROPERTY AND EQUIPMENT - net		46,053
OTHER ASSETS - security deposit		40,982
		$ 603,401

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES		
Accounts payable and accrued expenses	11,121	
Credit card payable	62,114	
Sales tax payable	22,463	
Customer deposits	34,400	
TOTAL CURRENT LIABILITIES		$ 130,098
STOCKHOLDERS' EQUITY		
Common stock - $0.0001 par value	776,223	
Retained earnings (deficit)	(302,920)	
TOTAL STOCKHOLDERS' EQUITY		473,303
		$ 603,401

EATCRATEFUL, INC.
CONSOLIDATED STATEMENT OF OPERATIONS AND RETAINED EARNINGS (DEFICIT) - UNAUDITED
YEAR ENDED DECEMBER 31, 2024

SALES - net		$ 1,567,547
COST OF SALES		
Inventories - beginning of year	$ ---	
Purchases	215,186	
	215,186	
Inventories - end of year	---	
TOTAL COST OF SALES		215,186
GROSS PROFIT		1,352,361
EXPENSES		
Salaries, contract services and related costs	778,464	
Operating	172,086	
General and administrative	460,201	
TOTAL EXPENSES		1,410,751
LOSS FROM OPERATIONS		(58,390)
INCOME TAXES		800
NET LOSS		(59,190)
RETAINED EARNINGS (DEFICIT) – beginning of year		(243,730)
RETAINED EARNINGS (DEFICIT) – end of year		$ (302,920)

EATCRATEFUL, INC.
CONSOLIDATED STATEMENT OF CASH FLOWS - UNAUDITED
YEAR ENDED DECEMBER 31, 2024

INCREASE (DECREASE) IN CASH

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$ (59,190)	
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation and amortization	8,422	
Changes in assets and liabilities:		
Accounts receivable	(6,667)	
Employee advances	1,709	
Prepaid expenses	(85,628)	
Security deposit	(36,982)	
Accounts payable and accrued expenses	(100)	
Credit card payable	4,756	
Sales taxes payable	9,153	
Customer deposits	23,550	
NET CASH USED IN OPERATING ACTIVITIES		$ (140,977)
NET DECREASE IN CASH		(140,977)
CASH AT BEGINNING OF YEAR		489,670
CASH AT END OF YEAR		$ 348,693
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:		
Income taxes paid		$ 800

EATCRATEFUL, INC.
CONSOLIDATED BALANCE SHEET - UNAUDITED
DECEMBER 31, 2023

ASSETS

CURRENT ASSETS		
Cash	$ 489,670	
Accounts receivable	41,514	
Employee advances	35,573	
TOTAL CURRENT ASSETS		$ 566,757
PROPERTY AND EQUIPMENT - net		54,475
OTHER ASSETS - security deposit		4,000
		$ 625,232

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES		
Accounts payable and accrued expenses	11,221	
Credit card payable	57,358	
Sales tax payable	13,310	
Customer deposits	10,850	
TOTAL CURRENT LIABILITIES		$ 92,739
STOCKHOLDERS' EQUITY		
Common stock - $0.0001 par value	776,223	
Retained earnings (deficit)	(243,730)	
TOTAL STOCKHOLDERS' EQUITY		532,493
		$ 625,232

EATCRATEFUL, INC.
CONSOLIDATED STATEMENTS OF INCOME AND RETAINED EARNINGS (DEFICIT) - UNAUDITED
YEAR ENDED DECEMBER 31, 2023

SALES - net		$ 1,481,908
COST OF SALES		
Inventories - beginning of year	$ ---	
Purchases	248,542	
	248,542	
Inventories - end of year	---	
TOTAL COST OF SALES		248,542
GROSS PROFIT		1,233,366
EXPENSES		
Salaries, contract services and related costs	700,590	
Operating	135,289	
General and administrative	392,975	
TOTAL EXPENSES		1,228,854
INCOME FROM OPERATIONS		4,512
INCOME TAXES		1,600
NET INCOME		2,912
RETAINED EARNINGS (DEFICIT) – beginning of year		(246,642)
RETAINED EARNINGS (DEFICIT) – end of year		$ (243,730)

EATCRATEFUL, INC.
CONSOLIDATED STATEMENT OF CASH FLOWS - UNAUDITED
YEAR ENDED DECEMBER 31, 2023

INCREASE (DECREASE) IN CASH

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$ 2,912	
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	8,844	
Changes in assets and liabilities:		
Accounts receivable	23,626	
Employee advances	(18,657)	
Accounts payable and accrued expenses	(3,200)	
Credit card payable	45,500	
Sales taxes payable	(340)	
Income taxes payable	(20,571)	
Customer deposits	(4,995)	
NET CASH PROVIDED BY OPERATING ACTIVITIES		$ 33,119
NET INCREASE IN CASH		33,119
CASH AT BEGINNING OF YEAR		456,551
CASH AT END OF YEAR		$ 489,670
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:		
Income taxes paid		$ 22,171